Exhibit (a)(49)

Exhibit (d)(34)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

X
ALAN G. STEVENS, Individually and on	:	Civil Action No. 1:10-cv-04481-LAK
Behalf of All Others Similarly Situated,	:
	:	CLASS ACTION
Plaintiff,	:
	:	MEMORANDUM OF LAW IN SUPPORT
vs.	:	OF PLAINTIFF’S MOTION FOR
	:	TEMPORARY RESTRAINING ORDER
SEMBCORP UTILITIES PTE LTD.,	:
:
Defendants.	:
X

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TABLE OF AUTHORITIES

Page
CASES

A. Copeland Enterprises, Inc. v. Guste, No. 88-4706, 1988 U.S. Dist. LEXIS 13588 (E.D. La. Nov. 28, 1988)	6

Am. Insured Mortgage Investors v. CRI, Inc., No. 90 Civ. 6680 (MBM), 1990 U.S. Dist. LEXIS 15787 (S.D.N.Y. Nov. 26, 1990)	5, 6, 8

Brenntag Int’l Chems., Inc. v. Bank of India, 175 F.3d 245 (2d Cir. 1999)	5

Broder v. Dane, 384 F. Supp. 1312 (S.D.N.Y. 1974)	12

Commerce Tankers Corp. v. Nat’l Maritime Union, 553 F.2d 793, 800 (2d Cir. 1977)	14

Commonwealth Oil Refining Co. v. Tesoro Petroleum Corp., 394 F. Supp. 267 (S.D.N.Y. 1975)	1, 7

Dan River, Inc. v. Unitex, Ltd., 624 F.2d 1216 (4th Cir. 1980)	6

Federated Strategic Income Fund v. Mechala Group Jam. Ltd., No. 99 CIV 10517 (HB), 1999 U.S. Dist. LEXIS 16996 (S.D.N.Y. Nov. 1, 1999)	13

Gilmartin v. Adobe Resources Corp., No. 12467, 1992 Del. Ch. LEXIS 80 (Del. Ch. Apr. 6, 1992)	13

Gould v. American-Hawaiian S.S. Co., 535 F.2d 761 (3d Cir. 1976)	10

In re Anderson, Clayton S’holders Litig., 519 A.2d 669 (Del. Ch. 1986)	12

In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171 (Del. Ch. 2007)	9, 12

In re Pure Res., S’holders Litig., 808 A.2d 421 (Del. Ch. 2002)	6

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Page

Int’l Controls Corp. v. Vesco, 490 F.2d 1334, 1356 (2d Cir. 1974)	14

Laidlaw Acquisition Corp. v. Mayflower Group, Inc., 636 F. Supp. 1513 (S.D. Ind. 1986)	6

MAI Basic Four, Inc. v. Prime Computer, Inc., 871 F.2d 212 (1st Cir. 1989)	6

Marshall Field & Co. v. Icahn, 537 F. Supp. 413 (S.D.N.Y. 1982)	7

Mills v. Elec. Auto-Lite Co., 396 U.S. 375 (1970)	10

Otis Elevator Co. v. United Techs. Corp., 405 F. Supp. 960 (S.D.N.Y. 1975)	13

Pacific Realty Trust v. APC Invest., Inc., 685 F.2d 1083 (9th Cir. 1982)	12

Phototron Corp. v. Eastman Kodak Co., 687 F. Supp. 1061 (N.D. Tex. 1988), rev’d on other grounds, 842 F.2d 95 (5th Cir. 1988)	6

Piper v. Chris-Craft Indus., 430 U.S. 1 (1977)	1, 5

Polaroid Corp. v. Disney, 862 F.2d 987 (3d Cir. 1988)	6, 7

Rivera v. Gleason, No. 08-CV-6311CJS-JWF, 2010 U.S. Dist. LEXIS 55035 (W.D.N.Y. June 3, 2010)	5

SEC v. Falstaff Brewing Corp., 629 F.2d 62 (D.C. Cir. 1980)	10

Sonesta Int’l Hotels Corp. v. Wellington Assocs., 483 F.2d 247 (2d Cir. 1973)	6, 11

State of Wisconsin Inv. Bd. v. Bartlett, No. 17727, 2000 Del. Ch. LEXIS 22 (Del. Ch. Feb. 9, 2000)	12

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Page

TSC Indus. v. Northway, Inc., 426 U.S. 438 (1976)	8

United States v. Smith, 155 F.3d 1051 (9th Cir. 1998)	9

STATUTES, RULES AND REGULATIONS

Federal Rules of Civil Procedure Rule 65(c)	13, 14

15 U.S.C. §78n(c)	passim

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‘“The purpose of the Williams Act is to insure that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information.’” Piper v. Chris-Craft Indus., 430 U.S. 1, 35 (1977). 1 If shareholders do not have all material information, the court should “compel[] further disclosure and delay[] the offer in order to insure that the new matter might be carefully considered.” Commonwealth Oil Refining Co. v. Tesoro Petroleum Corp., 394 F. Supp. 267, 281 (S.D.N.Y. 1975).

By this motion, plaintiff seeks a temporary restraining order preventing Sembcorp Utilities Pte Ltd. (“Sembcorp”) from proceeding with its tender offer for all of the issued and outstanding shares of Cascal N.V. (“Cascal” or the “Company”) (the “Tender Offer”) and preserving the status quo until such time as the Court may determine plaintiffs application for a temporary injunction based on Semcorp’ s inadequate disclosures in the tender offer statement. Plaintiff will, in compliance with the Federal Rules of Civil Procedure, present a full factual evidentiary demonstration to support his entitlement to a preliminary injunction at the forthcoming preliminary injunction hearing and intends to demonstrate that Sembcorp violated and is continuing to violate §14(e) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with its false and misleading May 21, 2010 Schedule TO Tender Offer Statement and Offer to Purchase (“Offer to Purchase”). Plaintiff further intends to demonstrate that he and all similarly situated Cascal public shareholders, have been and are being irreparably injured by Sembcorp’s misconduct.

By granting a temporary restraining order, the Court will ensure that the Company’s shareholders have an opportunity to protect their interests and make an informed choice regarding their valuable investment in the Company. On the other hand, all a temporary restraining order will

[1]	Unless otherwise noted, all emphasis is added, and citations and footnotes are omitted.

do to Sembcorp is impose a brief, harmless delay in consummating the Tender Offer. Additionally, so that the matter may be resolved in an expeditious manner, plaintiff requests that the Court grant plaintiff’s motion for expedited discovery filed concurrently, and an expedited hearing schedule for plaintiff’s motion for a temporary injunction.

I.	SUMMARY OF THE CASE

Cascal, formed in April 2000, is a New York Stock Exchange (“NYSE”) listed company which invests in and operates water and wastewater systems. ¶14.2 Up until January 2008, Biwater Investments Ltd. (“Biwater”) was the sole shareholder of Cascal. ¶15. In January 2008, Biwater completed an initial public offering of Cascal’s shares (the “IPO”), with the assistance of Credit Suisse as co-lead underwriter. ¶16. After the IPO, Biwater became majority shareholder of Cascal, holding approximately 58.5% of the Company’s common stock issued and outstanding. Id.

In or around 2008, Biwater began to face serious financial problems. ¶17. Pressured by its principal lender, HSBC Bank plc (“HSBC”), Biwater began to explore a sale of its 58.5% stake in Cascal (the “Biwater Stake”). Id. HSBC acted as Biwater’s financial advisor in this regard. Id.

On November 9, 2009, Sembcorp entered into a non-disclosure agreement (“NDA”) with Biwater in connection with its interest in purchasing the Biwater Stake. ¶24. Soon, however, Sembcorp became interested in an acquisition of the entire Company, not just the Biwater Stake. ¶26. Taking advantage of Biwater’s desperation to sell, over the next few months, Sembcorp secured from Biwater: (i) agreements to exclusivity; (ii) an agreement to assist Sembcorp in obtaining the support of Cascal’s Board of Directors (the “Board”); (iii) an agreement that Biwater’s

[2]	All ¶ or ¶ are to the Complaint for Violation of §14(e) of the Securities Exchange Act of 1934 unless otherwise noted.

two directors on the Board of Cascal would support Sembcorp’s offer; and (iv) an agreement to provide a fee of $1 million in the event Biwater did not enter into or offer to enter into a binding agreement with Sembcorp pursuant to which Biwater would irrevocably tender its Biwater Stake in a tender offer by Sembcorp. ¶¶27-28.

When Sembcorp approached Cascal’s Board, however, the Board rejected Sembcorp’s offer. ¶¶29-33. With help from Biwater and HSBC, Sembcorp decided that its next step was to make a hostile tender offer. ¶¶29-33. On or about April 26, 2010, Sembcorp filed with the Securities and Exchange Commission (“SEC”) a Schedule 13D (the “Schedule 13D”) in which it announced that it would be making a tender offer for all of Cascal’s shares within 20 days, the Tender Offer. ¶35. At the same time, Sembcorp announced that it had entered into an agreement with Biwater, pursuant to which Biwater agreed to tender and not withdraw its 58.5% ownership of Cascal’s stock to Sembcorp, vote against any competing transaction, and not to solicit, negotiate or enter into any competing transaction (the “Stockholder Support Agreement”). ¶36.

On April 30, 2010, Cascal commenced litigation against Sembcorp and Biwater in the United States District Court for the Southern District of New York (the “Cascal Litigation”) based on, primarily, Sembcorp’s and Biwater’s breaches of the NDA. ¶40. On May 19, 2010, the United States District Court for the Southern District of New York denied Cascal’s motion for preliminary injunction. ¶43. Cascal responded: “Although we are disappointed, the court’s ruling presents us with an opportunity to potentially challenge the offer once it has been official declared. We are also heartened the court acknowledged that shareholders may have their own legal remedy.” ¶44.3

[3]	Since the Cascal Litigation, Cascal filed an application with the Court of Appeals Amsterdam Enterprise Chamber on June 2, 2010, requesting that the court grant preliminary relief in order to protect the interest of Cascal’s minority shareholders. ¶45. Plaintiff is not aware of any decision rendered by the Dutch court. Also since April 26, 2010, Cascal attempted to initiate discussions with Sembcorp at least three times to negotiate an improved transaction, but Sembcorp has refused to discuss any change in terms of the Tender Offer. ¶38.

On May 21, 2010, Sembcorp commenced its Tender Offer and filed its Offer to Purchase in connection with the Tender Offer. ¶46. The Tender Offer provides for an offer price of $6.75 per share in the event that 80% of Cascal’s issued and outstanding shares are validly tendered (the “80% Condition”) but only $6.40 if the 80% Condition is not met. Id.4 Thus, the Tender Offer has a coercive two-tiered structure that forces shareholders to tender or risk losing the premium offered in the first stage. ¶35. Additionally, according to the Offer to Purchase, if 95% or more of Cascal’s issued and outstanding shares are validly tendered, Sembcorp will squeeze out the remaining 5% and take the Company private. See Declaration of Mark S. Reich in Support of Plaintiff’s Motion for Temporary Restraining Order (“Reich Decl.”), Ex. A at 7. If Cascal is not able to acquire 95%, however, it will move to delist the Company’s shares from the NYSE, suspend the Company’s obligation to file reports under the 1934 Act, and terminate the registration of the shares under the 1934 Act – thereby eliminating both a future market for Cascal’s shares and information to be filed with the SEC. Id. Thus, the Company’s shareholders are forced to choose between tendering or holding on to their shares in an environment that nearly guarantees that the shares would be devalued.

Despite (or in addition to) the difficult choice above, the Company’s shareholders are not in position to make an informed decision about whether or not to tender because Sembcorp made material misstatements and omissions in the Offer to Purchase, as discussed in detail below – including material misstatements and omissions about the actual value of the Company and the

[4]	Since Sembcorp has the Biwater Stake pursuant to the Stockholder Support Agreement, Sembcorp need acquire only about 21.6% to meet the 80% Condition.

Company’s shares, the unfair sales process for the Company, and the court’s analysis of the Tender Offer. ¶¶46-60. Plaintiff respectfully requests that the Court temporarily restrain the consummation of the Tender Offer until the Court can decide whether Sembcorp is required to make further disclosures under §14(e), and until all required disclosures are made.

II.	A TEMPORARY RESTRAINING ORDER IS WARRANTED

To obtain a temporary restraining order, plaintiff must “show that it will suffer irreparable harm and either a likelihood of success on the merits or sufficiently serious questions going to the merits to make them a fair ground for litigation and a balance of hardships tipping decidedly in the movant’s favor.” Brenntag Int’l Chems., Inc. v. Bank of India, 175 F.3d 245, 249 (2d Cir. 1999).5

A.	Shareholders Will Suffer Significant Irreparable Injury and Imminent Harm Absent the Court’s Intervention

Cascal shareholders will suffer irreparable injury without the Court’s intervention because they will have to respond to a coercive Tender Offer without all material information they need to protect their interests. It is well settled that irreparable harm is established as a result of dissemination of a tender offer statement that contains material misrepresentations and/or omissions in connection with an offering resulting in a change of corporate control, such as a merger. Am. Insured Mortgage Investors v. CRI, Inc., No. 90 Civ. 6680 (MBM), 1990 U.S. Dist. LEXIS 15787, at *18 (S.D.N.Y. Nov. 26, 1990) (“In corporate control contests, the stage of preliminary injunctive relief, rather than post-contest lawsuits, “is the time when relief can best be given” … of misstatements and omissions under… 14(e)” of the Williams Act) (quoting Piper, 430 U.S. at 42.

[5]	This standard was articulated in a preliminary injunction context, but “[i]n the Second Circuit, the standard for a temporary restraining order is the same as for a preliminary injunction.” Rivera v. Gleason, No. 08-C V-63 11 -CJS-JWF, 2010 U.S. Dist. LEXIS 55035, at *4 (W.D.N.Y. June 3, 2010).

See also MAI Basic Four, Inc. v. Prime Computer, Inc., 871 F.2d 212,218 (1st Cir. 1989); Polaroid Corp. v. Disney, 862 F.2d 987, 1006 (3d Cir. 1988); Dan River, Inc. v. Unitex, Ltd., 624 F.2d 1216, 1227 (4th Cir. 1980); A. Copeland Enterprises, Inc. v. Guste, No. 88-4706, 1988 U.S. Dist. LEXIS 13588 (E.D. La. Nov. 28, 1988); In re Pure Res., S’holders Litig., 808 A.2d 421, 452 (Del. Ch. 2002).

In such circumstances, it is appropriate for a court to address material disclosure problems through the issuance of a preliminary injunction that persists until the problems are corrected to avoid having to “unscramble the eggs” following the completion of a merger. See Am. Insured Mortgage Investors, 1990 U.S. Dist. LEXIS 15787, at * 19 (“‘a preliminary injunction is generally the only effective remedy’ in cases such as this, since ‘once a tender offer has been consummated, it becomes difficult and sometimes virtually impossible for a court to “unscramble the eggs.”’”); Sonesta Int’l Hotels Corp. v. Wellington Assocs., 483 F.2d 247, 250 (2d Cir. 1973) (“preliminary injunctive relief is a particularly useful remedy for prevention of probable violations of the disclosure requirements of the Act, for the reason that prior to consummation of the offer the court still has a variety of methods available to it for correction of the misstatements or omissions” but “once the tender offer has been consummated it becomes difficult, and sometimes virtually impossible, for a court to ‘unscramble the eggs”). See also Phototron Corp. v. Eastman Kodak Co., 687 F. Supp. 1061, 1071 (N.D. Tex. 1988) (“physical assets sold, and commercial arrangements permanently altered… [are] the sort of ‘scrambled eggs’ that cannot be ‘unscrambled’ through monetary damages”), rev’d on other grounds, 842 F.2d 95 (5th Cir. 1988); Laidlaw Acquisition Corp. v. Mayflower Group, Inc., 636 F. Supp. 1513, 1517 (S.D. Ind 1986) (“The virtual impossibility of ‘unscrambling the scrambled eggs,’ once these parties are joined in corporate (shotgun) matrimony… constitutes… irreparable harm….”). A denial of plaintiffs’ motion will forever foreclose shareholders’ ability to make an informed decision on this fundamental question concerning the very corporate existence of Cascal. See Marshall Field & Co. v. Icahn, 537 F. Supp. 413,416 (S.D.N.Y. 1982) (concluding that irreparable harm exists in a change of control transaction where shareholders are denied “important and legally required information… which may affect their judgment as to whether the stock should be sold… or held”).

Indeed, “the salutary purposes of the Williams Act, to insure a knowledgeable shareholder decision predicated upon full, fair and adequate disclosure of all material matter, are best effectuated by compelling further disclosure and delaying the offer in order to insure that the new matter might be carefully considered.” Commonwealth Oil Refining Co., 394 F. Supp. at 281. As was stated in Polaroid Corp.:

“The purpose of the Williams Act is to insure that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information….” Upon the announcement of a tender offer, shareholders must decide whether to tender their shares, retain their shares or sell their shares to arbitrageurs willing to assume the risk that the tender offer premium might disappear if the tender offer fails. The theory of the Act is that shareholders are unable to protect their interests fully in making these decisions if the tender offeror fails to provide all material information regarding the offer. Irreparable harm arises because of the difficulty of proving money damages in a suit based upon material misrepresentations by the tender offeror. While Congress has determined that accurate disclosure is important to shareholders, it would often be impossible for shareholders to prove that on the facts of their particular tender offer accurate disclosure would have affected their decision making in a particular way with concomitant quantifiable monetary loss. The inadequacy of a remedy at law and the importance that Congress has attached to accurate disclosure of material information establishes irreparable harm.

Id. at 1006. Thus, a temporary restraining order is appropriate here.

B.	Plaintiff Will Demonstrate a Likelihood of Success on the Merits

A claim under §14(e) requires proof of three elements: “(1) that the defendant made an untrue statement of fact or omitted to state a fact necessary to make statements made not misleading in connection with a tender offer; (2) that the misstatement or omission was material; and (3) that the defendant acted with either ‘knowledge of falsity, or a reckless disregard for the truth.’” Am. Insured Mortgage Investors, 1990 U.S. Dist. LEXIS 15787, at *19-*20. A misstatement or omission is material when “‘there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.’” Id. at *20. As set forth by the Supreme Court in TSC Indus. v. Northway, Inc., 426 U.S. 438 (1976):

An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote…. It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Id. at 449.

Here, Sembcorp knowingly and/or recklessly failed to disclose all material information that Cascal’s shareholders would view as important to know before tendering their shares in the Tender Offer. First, Sembcorp provided a summary of only one set of financial projections purportedly “prepared by the Company’s management [and] made available to [Sembcorp] in late 2009,” without disclosing:

•	whether the “summary” of projections was relied on by Sembcorp and/or its financial advisor in developing the terms of its Tender Offer;

•	whether the projections supported or did not support the Tender Offer consideration;

•	any underlying documents and analysis in connection with the “summary”; and

•	whether the “summary” was supported or not supported by other company financial information made available to Sembcorp.

The above omissions are material because absent disclosure of the significance and/or staleness of the Company’s projections, shareholders are misled into believing that the summary of projections – the sole financial information disclosed to Cascal’s shareholders – actually reflects the most up-to-date financial information for Cascal and supports the terms of Sembcorp’s Tender Offer. See, e.g., United States v. Smith, 155 F.3d 1051, 1064 n.20 (9th Cir. 1998) (“investors are concerned, perhaps above all else, with the future cash flows of the companies in which they invest. Surely, the average investor’s interest would be piqued by a company’s internal projections….”). See also In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 203 (Del. Ch. 2007) (finding final projections materially omitted where earlier versions of the projections disclosed, and concluding that “[o]nce a [defendant] broaches a topic in its disclosures,” the defendant must “provide information that is ‘materially complete and unbiased by the omission of material facts’”). Moreover, Sembcorp knew that by disclosing a summary of only one set of financial projections, it would make those projections misleading because it was privy to other nonpublic financial information about the Company for a period of two years, had used such information in developing the terms of its Tender Offer and knew that such nonpublic financial information was and is unavailable to the Company’s shareholders.6

Second, Sembcorp made numerous material omissions about the process leading up the Tender Offer in the Offer to Purchase including:

•	why Sembcorp was not invited to the second stage of the sales process of the Biwater Stake in the summer of 2009 and why it was invited back in the fall of 2009;

[6]	In fact, Cascal recently reported significant increases in its financial results for the year end and fourth quarter ended March 31, 2010, further demonstrating the misleading nature of the stale financial information disclosed by Sembcorp. Cascal announced for the year end, among other things: (i) revenue increased by $20.6 million or 12.8% at constant exchange rates, compared to the same period last year; (ii) EBITDA increased by $4.4 million or 7.6% at constant exchange rates, compared to the same period last year; (iii) net profit and EPS up 32% to $23.5 million and $0.77 respectively, compared to the same period last year. See Reich Decl., Ex. B.

•	the potential conflicts of interest that faced Credit Suisse, Sembcorp’s financial advisor who had previously underwritten the IPO for Cascal;

•	why Sembcorp became interested in the purchase of the entire Company rather than just the Biwater Stake;

•	whether Sembcorp conducted an analysis as to whether its pursuit of the entire Company would be in breach of the NDA;

•	why Biwater supported Sembcorp’s attempts to purchase the entire Company;

•	the potential conflicts of interest faced by Biwater’s financial advisor, who was also its principal lender;

•

why Biwater continued to grant Sembcorp exclusivity, give Sembcorp advice on how to approach the Board, and support the Tender Offer and whether Biwater’s financial advisor was placing any pressure on Biwater in this regard;

•	the negotiations and parties’ position on the terms of the Tender Offer including the two-tiered structure and the agreement of Biwater to the Stockholder Support Agreement; and

•	why Sembcorp refused to discuss any change in terms of its Tender Offer with Cascal.

The above omissions are material because absent disclosure of the conflicts of interest that tainted the process leading up to the Tender Offer, shareholders are misled into believing that Sembcorp and Biwater engaged in arm’s-length negotiations leading up to the terms of the Tender Offer. See, e.g., Mills v. Elec. Auto-Lite Co., 396 U.S. 375,384 n. 6 (1970) (noting that the failure to adequately disclose conflicts of interest was a “material defect ‘as a matter of law’” that has the effect of “thwarting the informed decision” by shareholders); SEC v. Falstaff Brewing Corp., 629 F.2d 62, 69 (D.C. Cir. 1980) (finding potential conflicts of interest material omissions); Gould v. American-Hawaiian S.S. Co., 535 F.2d 761, 773-74 (3d Cir. 1976). Additionally, absent disclosure about what Biwater’s motives were for supporting the Tender Offer, shareholders are misled into believing that the Tender Offer consideration takes into account the value of the Company’s assets being transferred to Sembcorp and is independent of Biwater’s desire to relieve itself from financial distress and pressures exerted by HSBC. See, e.g., Sonesta, 483 F.2d at 251-52 (finding undisclosed interests adverse to the Company’s shareholders material omissions). Sembcorp knew that by failing to disclose the above information, (which information is available only to Sembcorp, and not to the Company’s shareholders), it would make the Offer to Purchase misleading by giving the Company’s shareholders a false impression that the terms of the Tender Offer was developed pursuant to a robust and fair process.

Finally, Sembcorp described the Cascal Litigation as “clear[ing] the way for the Offer to go forward,” without disclosing that:

•	the Cascal Litigation did not analyze the substantive fairness of the terms of the Tender Offer;

•	the Cascal Litigation did not resolve whether the Tender Offer was coercive or unfair to the Company’s shareholders; and

•	the Court in the Cascal Litigation acknowledged that shareholders may have their own legal remedy.

The above omissions are material because Sembcorp’s portrayal of the Cascal Litigation as “clear[ing] the way” suggests that the Court analyzed and approved the substantive fairness of the terms of the Tender Offer when it did not. The Cascal Litigation was based on narrow legal grounds, and involved defendant’s use of confidential information. See, e.g., Sonesta, 483 F.2d 247 (finding disclosure of dispute not enough and omission of “just how much was actually at stake in litigation” a material omission). Sembcorp knew, via its participation in the Cascal Litigation, that failing to disclose the above information would make its statements regarding the Cascal Litigation misleading by giving the Company’s shareholders a false impression that the Court analyzed and/or approved the substantive terms of the Tender Offer.

C.	The Balance of Hardships Tip Decidedly in Plaintiff’s Favor

“In evaluating the balance of the hardships, the Court takes cognizance of the repeated declarations by our court of appeals that in tender offer cases the flexible application of a preliminary injunction is often the best manner in which to effectuate the goals of the Williams Act.” Broder v. Dane, 384 F. Supp. 1312, 1323 (S.D.N.Y. 1974). As the court in Pacific Realty Trust v. APC Invest., Inc., 685 F.2d 1083 (9th Cir. 1982) stated:

We agree that curative disclosure is the standard and, in general, the preferred remedy. In Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 58, 95 S. Ct. 2069, 2075, 45 L. Ed. 2d 12 (1975), the Supreme Court explained: “The purpose of the Williams Act is to insure that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information regarding the qualifications and intentions of the offering party.” Injunctions normally play a supporting role: a court enjoins the tender offer until it can decide whether the Act requires further disclosures, and until all required disclosures are made.

Id. at 1085-86. Here, no hardship to the defendants will occur as a result of the sought-after injunctive relief. See, e.g., State of Wisconsin Inv. Bd. v. Bartlett, No. 17727, 2000 Del. Ch. LEXIS 22 (Del. Ch. Feb. 9, 2000) (noting that hardships suffered by defendant by delay of vote were de minimis when compared to the possibility that the shareholders voted on the extinction of their corporation with less than all the material reasonably available to them); In re Anderson, Clayton S’holders Litig., 519 A.2d 669, 676 (Del. Ch. 1986) (recognizing, in balancing harm, that “delay in any large transaction may involve risks of employee agitation or market fluctuations,” but finding those factors not “especially significant” in view of the “fundamental importance” of the transaction “and its likely long-term consequences”).

Indeed, postponement of the Tender Offer is beneficial to defendants, as it gives them time to correct their material disclosure violations and avoid years of litigation. See NetSmart Techs., 924 A.2d at 207-08 (“By this approach, the court also ensures that greater effect can be given to the resulting vote down the line, reducing future litigation costs and transactional and liability uncertainty.”); Gilmartin v. Adobe Resources Corp., No. 12467, 1992 Del. Ch. LEXIS 80, at *43 (Del. Ch. Apr. 6, 1992) (“To allow the merger to go forward would deprive the… [s]tockholders of [the right to full disclosure], whereas a preliminary injunction for a brief period to enable the defendants to make corrective disclosure is the remedy most likely to vindicate that right.”).

Sembcorp cannot claim that it will be harmed by a short delay. Sembcorp, if vindicated, can easily renew its offer. See Federated Strategic Income Fund v. Mechala Group Jam. Ltd., No. 99 CIV 10517 (HB), 1999 U.S. Dist. LEXIS 16996, at *29 (S.D.N.Y. Nov. 1, 1999). A short delay, caused by defendants’ own failure to disclose material information, to enable plaintiff and the rest of Cascal’s shareholders to make an informed decision can hardly be construed to cause defendants harm. As the court explained in Otis Elevator Co. v. United Techs. Corp., 405 F. Supp. 960 (S.D.N.Y. 1975):

As Judge Friendly stated in Butler Aviation International v. Comprehensive Designers, Inc., 425 F.2d 842, 845 (2d Cir., 1973). “We cannot conscientiously allow [the offeror] to escape unscathed from the consequence of inaccurate statements which it could easily have avoided and which may have had some tendency to affect the decision of stockholders.” Thus, like the Court in Butler Aviation, this Court is faced with the choice between injunction and the opportunity for consummation. Id. at 845. While the election of the former is a difficult decision, to allow the latter would be to abdicate the role set forth for district courts in Electronics Specialty, supra, to employ the device of the preliminary injunction at the time when relief can best be given. 409 F.2d at 947. As Judge Friendly observed, “the opportunity for doing equity is considerably better than it will be later on.”

Id. at 960. Accordingly, the benefit of a preliminary injunction to cure disclosure defects substantially outweighs any inconvenience to Sembcorp.

III.	A BOND IS UNNECESSARY IN THE PRESENT CIRCUMSTANCES

If the Court agrees to grant injunctive relief, it should waive the requirement that plaintiff post a bond as security “to pay the costs and damages sustained by any party found to have been wrongfully enjoined or restrained.” Fed. R. Civ. P. 65(c). “The purpose of the injunction bond rule is to provide protection to a defendant who is under injunction in an equity action, but who ultimately prevails on the merits.” Commerce Tankers Corp. v. Nat’l Maritime Union, 553 F.2d 793, 800 (2d Cir. 1977). “[T]he district court may dispense with security where there has been no proof of likelihood of harm to the party enjoined.” Int’l Controls Corp. v. Vesco, 490 F.2d 1334, 1356 (2d Cir. 1974). A bond is unnecessary in the present circumstances because Sembcorp faces no significant harm in the event that an injunction is issued and the status quo is maintained. If Sembcorp ultimately prevails on the merits, it may then proceed with the Tender Offer or with a substantially similar transaction. Plaintiff therefore respectfully requests that the Court waive the Rule 65(c) bond requirement in this instance.

IV.	CONCLUSION

For the foregoing reasons, plaintiff’s motion should be granted.

DATED: June 17, 2010	Respectfully submitted,

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
MARK S. REICH

MARK S. REICH

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
DARREN J. ROBBINS
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EUN JIN LEE
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San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

LAW OFFICES OF CURTIS V. TRINKO, LLP
CURTIS V. TRINKO
16 West 46th Street, 7th Floor
New York, NY 10036
Telephone: 212/490-9550
212/986-0158 (fax)

Attorneys for Plaintiff